UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 15, 2025

Commission file number 1-12874

TEEKAY CORPORATION LTD.

(Exact name of Registrant as specified in its charter)

2nd Floor, Swan Building

26 Victoria Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit I is a copy of the 2025 Proxy Statement of Teekay Corporation Ltd. (the “Company”) dated May 15, 2025.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-282448) FILED WITH THE SEC ON OCTOBER 1, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: May 15, 2025	By:	/s/ Frans Lotz
Frans Lotz General Counsel, Corporate and Company Secretary

EXHIBIT I

TEEKAY CORPORATION LTD. 2nd Floor, Swan Building 26 Victoria Street, Hamilton, HM 12 Bermuda

May 15, 2025

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2025 annual general meeting of shareholders of Teekay Corporation Ltd. (the “Company”). The annual general meeting will be held at:

Place:	Suite 2100, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

Canada

Date:	Wednesday, June 25, 2025

Time:	11:00 a.m. Pacific Daylight Time

The Notice of Annual General Meeting and Proxy Statement describes the business to be transacted at the annual general meeting and provides other information concerning the Company. The principal business to be transacted at the annual general meeting will be the election of two directors for a term of three years, the ratification of the appointment of KPMG LLP as the Company’s independent auditors for the fiscal year ending December 31, 2025, and to receive the Company’s audited financial statements for the fiscal year ended December 31, 2024. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and the ratification of the appointment of KPMG LLP as the Company’s independent auditors.

We are furnishing proxy materials to our shareholders over the Internet. On or about May 15, 2025, we will mail to our shareholders a notice containing instructions on how to access our 2025 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire and how you can enroll in e-delivery to receive future annual materials via email.

We know that many of our shareholders will be unable to attend the annual general meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual general meeting. Whether or not you plan to attend the annual general meeting, we hope that you will have your shares represented by voting online, or by completing and returning a proxy card or voting instruction card, as soon as possible. You may, of course, attend the annual general meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

KENNETH HVID

President and Chief Executive Officer

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING AND PROXY STATEMENT

i

TEEKAY CORPORATION LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, June 25, 2025 11:00 a.m. Pacific Daylight Time

Place	Suite 2100, Bentall 5 550 Burrard Street Vancouver, BC V6C 2K2 Canada

Items of Business	(1) To elect two directors to the Board of Directors of Teekay Corporation Ltd. (the “Company”) for a term of three years (“Proposal 1”).

(2) To ratify the appointment of KPMG LLP as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal 2”).

(3)   To receive the audited financial statements of the Company for the fiscal year ended December 31, 2024.

(4)   To transact such other business as may properly come before the annual general meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual general meeting at the time and on the date specified above or at any time and date to which the annual general meeting may be properly adjourned or postponed.

Record Date

The record date for the annual general meeting is April 28, 2025. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement of the meeting.

Internet Availability

We are furnishing proxy materials to our shareholders over the Internet. On or about May 15, 2025, we will mail to our shareholders a notice containing instructions on how to access our 2025 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting

Your vote is very important. Whether or not you plan to attend the annual general meeting, we encourage you to read the proxy statement and vote online or submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

KENNETH HVID

President and Chief Executive Officer

May 15, 2025

This notice of annual general meeting and proxy statement and form of proxy are being distributed on or about May 15, 2025.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING

Q:	Why am I receiving these materials?

A:

The Board of Directors (or Board) of Teekay Corporation Ltd., a Bermuda exempted company (or Teekay or the Company), is providing these proxy materials to you in connection with Teekay’s annual general meeting of shareholders, which will take place on Wednesday, June 25, 2025. As a shareholder, you are invited to attend the annual general meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual general meeting, the voting process, and certain other information about Teekay.

Q:	How may I obtain Teekay’s annual report to shareholders?

A:	A copy of our annual report to shareholders may be found under “Financials & Presentations” in the “Investors — Teekay Corporation Ltd.” section of our website at www.teekay.com.

Q:	How may I obtain Teekay’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:

Our 2024 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2024 Annual Report on Form 20-F are available under “Financials & Presentations—SEC Filings” in the “Investors — Teekay Corporation Ltd.” section of our website at www.teekay.com, and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2024 Annual Report on Form 20-F from:

Teekay Corporation Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Investor Relations

Telephone: +1 (604) 609-2963

Email: investor.relations@teekay.com

Teekay will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual general meeting?

A:	The items of business scheduled to be voted on at the annual general meeting are:

•	the election of two directors to Teekay’s Board for a term of three years;

•	the ratification of the appointment of our independent auditors for the 2025 fiscal year; and

•	any other business that properly comes before the annual general meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board, and “FOR” the ratification of the appointment of the independent auditors for the 2025 fiscal year.

Q:	What shares can I vote?

A:

Each of Teekay’s common shares issued and outstanding as of the close of business on April 28, 2025, the record date for the annual general meeting, is entitled to be voted on all items being voted upon at the annual general meeting. The record date for the annual general meeting is the date used to determine both the number of Teekay’s common shares that are entitled to be voted at the annual general meeting and the identity of the shareholders of record and beneficial owners of those common shares who are entitled to vote those shares at the annual general meeting. On the record date for the annual general meeting, we had 83,560,723 common shares issued and outstanding.

You may vote all shares owned by you as of the record date for the annual general meeting, including (1) shares held directly in your name as the shareholder of record, including shares purchased through Teekay’s Dividend Reinvestment Plan, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Most Teekay shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Teekay’s transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay management or to vote in person at the meeting. Teekay has provided a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual general meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual general meeting?

A:

You are entitled to attend the annual general meeting only if you were a Teekay shareholder as of the close of business on April 28, 2025, or if you hold a valid proxy for the annual general meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual general meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instructions provided by your broker, trustee or nominee or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual general meeting. The meeting is scheduled to begin promptly at 11:00 a.m. Pacific Daylight Time.

Q:	How can I vote my shares in person at the annual general meeting?

A:

Shares held in your name as the shareholder of record may be voted in person at the annual general meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual general meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual general meeting?

A:

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy or by voting online or by telephone. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?

A:

You may change your vote at any time prior to the vote at the annual general meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) by providing a written notice of revocation to Teekay’s Company Secretary by mail, which must be received prior to your shares being voted in accordance with the earlier proxy, or by attending the annual general meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to Teekay management.

Q:	How many shares must be present or represented to conduct business at the annual general meeting?

A:

The general quorum requirement for holding the annual general meeting and transacting business is that holders of a majority of Teekay’s common shares entitled to vote must be present in person or represented by proxy. However, the number of shares required to be represented at the annual general meeting to constitute a quorum is reduced from a majority to one-third of the shares entitled to vote on a specific matter if that matter is recommended by the Continuing Directors (as defined below) or, for purposes of voting on the election of directors, if all nominees are recommended by the Continuing Directors. Continuing Directors means the incumbent members of the Board of Directors that were members of the Board on May 31, 2006, and any persons who have been or are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors. The Continuing Directors have recommended for election all the director nominees set out in this proxy statement and the ratification of the appointment of KPMG LLP as Teekay’s independent auditors for the 2025 fiscal year. Accordingly, the quorum for each of these matters will be one-third of the shares entitled to vote, present in person or represented by proxy. Abstentions will be counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:

In the election of directors, you may vote “FOR” all of the nominees, or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” your vote will not be considered as a vote cast and will not be counted in determining the outcome of the vote on the proposal.

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay’s nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxyholders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:

In the election of directors, the two persons receiving the highest number of “FOR” votes at the annual general meeting will be elected. The other proposal to ratify the appointment of the Company’s independent auditors requires the affirmative “FOR” vote of a majority of the votes cast at the annual general meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:

No. Teekay does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual general meeting, each common share issued and outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual general meeting?

A:

Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual general meeting. If you grant a proxy, the persons named as proxyholders, Brody Speers and Frans Lotz, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:

If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Teekay Corporation Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Investor Relations

Telephone: +1 (604) 609-2963

Email: investor.relations@teekay.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual general meeting?

A:

Teekay is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual general meeting?

A:	We intend to announce preliminary voting results at the annual general meeting and publish final results in our report on Form 6-K for the second quarter of 2025.

Q:	What is the deadline to propose actions for consideration at next year’s annual general meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay’s proxy statement for the annual general meeting next year, the written proposal must be received by Teekay’s Company Secretary at the address set forth below no later than December 31, 2025. Such proposals also will need to comply with Teekay’s bye-law provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail addressed to:

Company Secretary

Teekay Corporation Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

For a shareholder proposal that is not intended to be included in Teekay’s proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of Teekay’s common shares to approve that proposal, provide the information required by Teekay’s bye-laws and give timely notice to Teekay’s Company Secretary in accordance with the bye-laws, which, in general, require that the notice be received by the Company Secretary not less than 90 days or more than 120 days prior to the anniversary date of the immediately preceding annual general meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating, Governance and Compensation Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay’s Company Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters – Consideration of Director Nominees” below. In addition, Teekay’s bye-laws permit shareholders to nominate directors for election at an annual general meeting of shareholders, provided certain ownership requirements are met. To nominate a director, the shareholder or shareholders must, among other things, provide the information required by Teekay’s bye-laws, as well as a statement by the nominee acknowledging that he or she consents to being nominated. In addition, the shareholder must give timely notice to Teekay’s Company Secretary in accordance with the bye-laws, which, in general, require that the notice be received by the Company Secretary within the period described above under “Shareholder Proposals.”

Copy of Bye-law Provisions

You may contact Teekay’s Company Secretary at the address set forth above for a copy of the relevant bye-law provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay’s bye-laws are also available under “Governance” in the “Investors — Teekay Corporation Ltd.” section of our website at www.teekay.com.

Q:	How may I communicate with Teekay’s Board or the non-management directors on Teekay’s Board?

A:	You may submit any communication intended for Teekay’s Board or the non-management directors by directing the communication by mail or fax addressed to:

Teekay Corporation Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Chair

Fax: +1 (441) 292-3931

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Teekay is committed to sound corporate governance principles. These principles contribute to Teekay’s business success and are essential to maintaining Teekay’s integrity in the marketplace. Teekay’s Corporate Governance Guidelines and Standards of Business Conduct Policy are available under “Governance” in the “Investors — Teekay Corporation Ltd.” section of our website at www.teekay.com.

Board Independence

The Board has determined that each of our directors, other than Kenneth Hvid, who is also our President and Chief Executive Officer, and Brody Speers, who is also our Chief Financial Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards, which reflect the NYSE director independence standards, as currently in effect. In making this determination, the Board considered the relationships of Rudolph Krediet, Poul Karlshoej and Peter Antturi with our largest shareholder and its affiliates and concluded these relationships do not materially affect their independence from management as directors.

The Board has determined that the sole member and Chair of Teekay’s Audit Committee has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards. The Board has determined that the sole member and Chair of the Audit Committee also satisfies Teekay’s Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.

Board Structure and Committee Composition

As of the date of this proxy statement, the Board has six directors and the following two committees: (1) Audit; and (2) Nominating, Governance and Compensation. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under “Governance” in the “Investors — Teekay Corporation Ltd.” section of our website at www.teekay.com. During 2024, the Board held five meetings and each director attended all Board meetings. The members of the Audit Committee, the former Compensation and Human Resources Committee, and the former Nominating and Governance Committee attended all committee meetings during 2024. The membership of each of the current committees, as of the date of this proxy statement, is as follows:

Name of Director	Audit		Nominating, Governance and Compensation
Non-Employee Directors:
Heidi Locke Simon	X	*
Peter Antturi	X	**	X
Poul Karlshoej			X
Rudolph Krediet	X	**	X	*
Employee Director:
Kenneth Hvid
Brody Speers

X =	Committee Member
* =	Committee Chair
** =	Non-Voting Observer

In January 2025, the Board determined to combine its former Compensation and Human Resources Committee and former Nominating and Governance Committee into a newly established Nominating, Governance and Compensation Committee.

Audit Committee

Teekay’s Audit Committee is comprised of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is currently comprised of director Heidi Locke Simon as sole member and Chair, while directors Peter Antturi and Rudolph Krediet act as non-voting observers. The Board has determined that Ms. Locke Simon is financially literate and qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of Teekay’s financial statements;

•	Teekay’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of Teekay’s internal audit function and independent auditor.

The Audit Committee works closely with Teekay’s management, internal auditors, and independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding from Teekay for outside legal, accounting, and other advisors as the Audit Committee deems necessary to fulfill its duties. The Audit Committee meets at least quarterly and holds such other meetings as are necessary or appropriate for the Committee to fulfill its responsibilities. Periodically, the Audit Committee meets separately with management, with internal audit personnel and with the independent auditors to discuss matters that the Committee or the other groups believe deserve Committee attention. The report of the Audit Committee is included on page 23 of this proxy statement.

Nominating, Governance and Compensation Committee

The Nominating, Governance and Compensation Committee is comprised of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE and SEC standards. In considering the independence from management of the members of the committee, the Board considered the members’ relationships with Teekay’s largest shareholder and its parent company.

The Nominating, Governance and Compensation Committee:

•	identifies individuals qualified to become Board members and recommends to the Board nominees for election as directors;

•	maintains oversight of the operation and effectiveness of the Board and corporate governance of Teekay;

•	develops, updates and recommends to the Board corporate governance principles and policies applicable to Teekay and monitors compliance with these principles and policies;

•	oversees the evaluation of the Board and its committees;

•

reviews and approves goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives, and determines the Chief Executive Officer’s compensation;

•

reviews and approves the evaluation process and determination of compensation structure for executive officers, other than the Chief Executive Officer, and reports such determinations and actions to the Board;

•	reviews and makes recommendations to the Board regarding compensation for directors;

•	exercises overall responsibility for approving and evaluating Teekay’s incentive compensation and equity-based plans;

•	oversees Teekay’s other compensation plans, policies and procedures;

•

undertakes any other duties and responsibilities relating to compensation or governance matters that the Board may delegate to the committee, or that the committee deems appropriate for it to carry out its purpose under its committee charter.

The Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors.

Consideration of Director Nominees

Shareholder Nominees

The policy of the Nominating, Governance and Compensation Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability of Directors and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Nominating, Governance and Compensation Committee should include the nominee’s name and qualifications for Board membership and should be delivered or mailed, addressed to:

Company Secretary

Teekay Corporation Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

In addition, Teekay’s bye-laws permit shareholders to nominate directors for consideration at an annual general meeting of shareholders, provided certain ownership requirements are met. For a description of the process for nominating directors in accordance with Teekay’s bye-laws, see “Questions and Answers about the Proxy Materials and the Annual General Meeting — What is the deadline to propose actions for consideration at next year’s annual general meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.

Director Qualifications

Teekay’s Corporate Governance Guidelines include Board membership guidelines that the Nominating, Governance and Compensation Committee should consider in reviewing and in recommending to the Board director nominees. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity, and values. Among other things, the Nominating, Governance and Compensation Committee should consider: the nominee’s training, experience, and ability in making and overseeing policy in business, government, or education sectors; willingness and availability to carry out his or her duties effectively; commitment to act in the best interests of Teekay and its stakeholders; and to assess objectively Board, committee and management performance. In evaluating director nominees, the Nominating, Governance and Compensation Committee also assesses an individual’s qualifications, skills, diversity, experience, background, and knowledge in light of the overall composition of the existing Board. Teekay’s Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “Governance” in the “Investors — Teekay Corporation Ltd.” section of our website at www.teekay.com.

Identifying and Evaluating Nominees for Directors

The Nominating, Governance and Compensation Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating, Governance and Compensation Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating, Governance and Compensation Committee considers potential director candidates. Candidates may come to the attention of the Nominating, Governance and Compensation Committee through current Board members, professional search firms, shareholders or others. These candidates are evaluated at regular or special meetings of the Nominating, Governance and Compensation Committee and may be considered at any time during the year. As described above, the Nominating, Governance and Compensation Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating, Governance and Compensation Committee. If any materials are provided by a shareholder regarding the nomination of a director candidate, these materials are forwarded to the Nominating, Governance and Compensation Committee. The Nominating, Governance and Compensation Committee also reviews materials provided by professional search firms or other parties regarding a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating, Governance and Compensation Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

Executive Sessions

Teekay’s non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. The sessions are scheduled and chaired by the Chair of the Board. Any non-management director may request that additional executive sessions be scheduled.

Communications with the Board

Individuals may communicate with the Board by writing to Teekay’s Board by mail or fax addressed to:

Teekay Corporation Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Chair

Fax: +1 (441) 292-3931

The Board’s Role in Risk Oversight

Annually, the Teekay Group’s Director of Risk, Audit and Compliance, who reports directly to the Audit Committee, presents to the entire Board for its discussion and review Teekay’s top enterprise risks assessed in accordance with the risk management framework established by the Committee of Sponsoring Organizations.

The Board’s Role in Oversight of Environmental, Social and Corporate Governance

Teekay’s Corporate Governance Guidelines outline the Board’s role in oversight of Teekay’s health, safety and environmental performance and its performance on its sustainability and diversity efforts. In addition, the Board is responsible for evaluating and overseeing compliance with Teekay’s policies, practices and contributions made in fulfilment of Teekay’s social responsibilities and its commitment to sustainability.

Exemptions from NYSE Corporate Governance Rules

As a “foreign private issuer”, Teekay is exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards (which are available at www.nyse.com) because in certain cases we follow our home country (Bermuda) practice. The following are the significant ways in which Teekay’s corporate governance practices differ from those followed by U.S. domestic companies:

•

Teekay does not seek shareholder approval prior to the adoption of equity compensation plans or undertaking certain equity issuances, including, among others, issuing 20% or more of our issued and outstanding common shares in a transaction; and

•

As permitted by Rule 10A-3 under the Securities Exchange Act of 1934 (as amended), Teekay does not have an audit committee with a minimum of three independent members. Teekay’s Audit Committee has one independent member (who is independent under the NYSE listing standards and U.S. securities laws relating to audit committees) and two non-voting observers, all of whom are members of Teekay’s Board.

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors or to have a compensation committee or a nominating and corporate governance committee comprised of independent directors. However, the Board currently includes a majority of independent directors and has a Nominating, Governance and Compensation Committee comprised of independent directors.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE MATTERS

In 2020, Teekay and Teekay Tankers Ltd. (or the Teekay Group) collectively joined the United Nations Global Compact and committed to its principles related to human and labor rights, environment, and anti-corruption. Since 2010, the Teekay Group has publicly released an annual sustainability report and uses the Global Reporting Initiative (or GRI) and Sustainability Accounting Standards Board (or SASB) standards as guidance. The Teekay Group’s annual sustainability reports are available at www.teekay.com/about-us/sustainability. The information in such sustainability reports is not part of this proxy statement.

The following are some highlights of the Teekay Group’s Environmental, Social and Corporate Governance (or ESG) program and performance:

Business Conduct

The Teekay Group’s integrity principles are captured in its Standards of Business Conduct (or Standards). We take a zero-tolerance approach towards any fraud, corruption, breach of sanctions, or any other violation of our Standards. Mandatory annual training is provided to all shore-based personnel. We review new business partners through a compliance due diligence system and reject any partners that present an unacceptable risk. The Teekay Group’s Director of Risk, Audit and Compliance oversees the Teekay Group’s integrity compliance program and reports to the Audit Committees of each of the Teekay Group’s Boards of Directors.

Labor and Human Rights

The Teekay Group has a zero-tolerance approach towards slavery, forced labor, human trafficking, and child labor. We take allegations seriously and address all such concerns that are raised. We also expect our subcontractors to promote workplaces that are free of human rights violations, and we have implemented a program designed to provide reassurance that modern slavery is not taking place within our company or supply chain.

Diversity and Inclusion

As an international company, we emphasize a diverse and inclusive global workforce. Approximately 27% of our leadership positions on shore are held by women, and our seafarer scholarship program has resulted in eighteen female graduates to date. We do not tolerate discrimination or harassment in the workplace or work-related situations, and we investigate any reported violation of our Global Discrimination and Harassment Policy.

Privacy and Data Security

The Teekay Group abides by all applicable legal requirements protecting the privacy of personal information, including, as applicable, the European Union’s General Data Protection Regulation, as outlined in our Personal Information Privacy Policy. Separately, we manage cybersecurity risks by focusing on the cornerstones of people, process and technology, and the application of best practices to each. We maintain a Cybersecurity Awareness program for all staff, and in 2024 we experienced zero vessel-related cyber security breaches.

Safety and Security

The safety and security of our employees is our top priority. The Teekay Group has an integrated Safety Management System which complies with ISO9001, ISO14001, ISO45001, the Maritime Labour Convention, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, and the International Safety Management Code. In addition, all vessels in our fleet comply with the requirements of the International Ship and Port Facility Security Code and the U.S. Maritime Transportation Security Act of 2002. In 2024, across our fleet, we experienced zero vessel security incidents and four lost time injuries.

Greenhouse Gases

We continue to invest in increasing the efficiency of our vessels and have been a leader in developing innovative vessel designs to reduce environmental impacts. Since 2008, emissions intensity has decreased by 23% in our Suezmax fleet, and 20% in our Aframax fleet. Our greenhouse gas (or GHG) reduction targets are aligned with the International Maritime Organization (or IMO) strategy to reduce shipping emissions intensity by 40% by 2030, compared to 2008, and to reach net-zero GHG emissions by 2050.

Air Quality

Our compliance with the IMO 2020 requirements has resulted in fleet wide sulfur oxide emissions decreasing by more than 80% in 2024 compared to 2019. The Teekay Group continues to use compliant low-sulfur fuels and has not installed any exhaust gas cleaning systems.

Marine Ecological Impacts

We continue to invest in technology to decrease the impact of our operations on the marine environment. We have installed ballast water treatment systems on all vessels in our fleet in compliance with the IMO Ballast Water Management Convention. Our environmental performance is supported by a strong reporting culture. In 2024, there were zero spills (above one barrel) in the Teekay Group fleet.

Ship Recycling

We have developed and adopted a stringent process for ship recycling that goes beyond what is required by the Hong Kong Convention, and we are an early supporter and member of the Ship Recycling Transparency Initiative. We have completed the green recycling of the Petrojarl Banff FPSO and the Petrojarl Foinaven FPSO at M.A.R.S. Europe’s EU-approved facility in Denmark. During the recycling process, we had representatives regularly on-site to ensure our assets were recycled in compliance with all regulations as well as our own vessel recycling policies.

Community Investment

We partner with charitable organizations that embody the Teekay Group’s values and we encourage our employees to become directly involved. All shore employees are provided three paid volunteering days each year to support local community and charitable activities. In 2024, through efforts in each of the Teekay Group’s offices, we supported more than 40 charities and community organizations around the world.

DIRECTOR COMPENSATION

The following table provides information about Teekay’s compensation and reimbursement practices during 2024 for non-employee directors who served on the board during 2024 (including former directors David Schellenberg and Alan Semple, but not including new director Poul Karlshoej). Directors who were employees of Teekay and its subsidiaries did not receive any separate compensation for their Board activities.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2024

Annual cash retainer[1]		$105,000
Additional cash retainer for:
• Chair of the Board[2]		$50,000
• Chair of Audit Committee		$25,000
• Member of Audit Committee		$15,000
• Chair of Compensation and Human Resources Committee		$20,000
• Member of Compensation and Human Resources Committee		$10,000
• Chair of Nominating and Governance Committee		$15,000
• Member of Nominating and Governance Committee		$10,000
Reimbursement for expenses attendant to Board membership		Yes
Additional equity retainer		$135,000
Range of total compensation earned by directors	$ $	165,000 to 290,000

[1]

Each non-employee director (other than the Chair of the Board), who did not also serve on the Teekay Tankers board, received an annual cash retainer of $105,000. Effective 2022, any non-employee director who served on both the Teekay and Teekay Tankers boards received an annual cash retainer of $30,000 for services provided to Teekay.

[2]

The Chair of the Board did not receive any additional compensation for serving on the Audit Committee, the former Nominating and Governance Committee and the former Compensation and Human Resources Committee of the Board during 2024. The cash retainer portion for the Chair of the Board during 2024 was $155,000.

For 2024, the annual retainer paid in Company securities was paid by way of a grant of restricted stock units under Teekay’s 2023 Equity Incentive Plan. Pursuant to this annual retainer, we granted 70,385 restricted stock units during 2024. The restricted units vested immediately.

Director Share Ownership Guidelines

Each director is expected to have acquired shares of Teekay or Teekay Tankers having a value of at least three times the value of the annual equity retainer paid to them for their Board service no later than the sixth anniversary date on which the director joined the Board or from any subsequent increase in the annual equity retainer. Additional requirements related to the inclusion of unvested RSUs/PSUs or vested stock options apply under the guidelines. During 2024, all of Teekay’s directors were in compliance with these guidelines.

EXECUTIVE COMPENSATION

The aggregate compensation earned in 2024, excluding equity-based compensation described below, by Teekay’s executive officers, including Kenneth Hvid, Brody Speers and, through August 2024, Kevin Mackay, was $5.8 million. This is comprised of base salary ($1.3 million), annual bonus ($3.9 million) and pension and other benefits ($0.6 million). These amounts were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an average exchange rate of 1.37 Canadian Dollars for each U.S. Dollar for 2024.

Prior to Teekay Tankers’ December 31, 2024 acquisition from Teekay of Teekay’s Australian operations and its management service companies not previously owned by Teekay Tankers, Teekay’s executive officers were employed directly by one or more of Teekay’s subsidiaries and their compensation was paid directly by Teekay. Certain of Teekay’s executive officers provided services to Teekay Tankers pursuant to a long-term management agreement, with the compensation of those executive officers (other than any awards under Teekay Tankers’ long-term incentive plan) being set and paid by Teekay or its subsidiaries. In addition to any awards Teekay Tankers granted to Teekay’s executive officers under its long-term incentive plans, Teekay Tankers reimbursed Teekay for time spent by Teekay’s executive officers on Teekay Tankers’ management matters. This reimbursement was a component of the management fee Teekay Tankers paid to Teekay pursuant to certain management services agreements.

Effective December 31, 2024, Teekay’s executive officers are now employed by Teekay Tankers subsidiaries and they provide services to Teekay pursuant to management services agreements, with the compensation of those executive officers (other than any awards under Teekay’s long-term incentive plan) being set and paid by Teekay Tankers or its subsidiaries. In addition to any awards Teekay may grant to its executive officers under its long-term incentive plan, Teekay will reimburse Teekay Tankers for time spent by Teekay’s executive officers on Teekay’s management matters. This reimbursement is a component of the management fee Teekay pays to Teekay Tankers pursuant to the management services agreements.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of Teekay for the year ended December 31, 2024 will be presented at, and laid before, the annual general meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the meeting.

Teekay’s audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.teekay.com. Shareholders can request a hard copy free of charge upon request by contacting us at:

Teekay Corporation Ltd.

2nd Floor, Swan Building

26 Victoria Street, Hamilton, HM 12 Bermuda

Attention: Investor Relations

Telephone: +1 (604) 609-2963

Email: investor.relations@teekay.com

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Teekay’s Board currently consists of six directors divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2025 annual general meeting, shareholders will elect two Class II directors to serve for three-year terms until the 2028 annual general meeting and until their successors are elected. Following the 2025 annual general meeting, the Board will consist of six directors, including two Class I directors, two Class II directors, and two Class III directors, whose terms expire in 2027, 2028 and 2026, respectively.

Information regarding the business experience of each nominee is provided below.

If you sign your proxy or voting instruction card or otherwise return a proxy but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

The two persons receiving the highest number of “FOR” votes represented by Teekay’s common shares, present in person or represented by proxy and entitled to be voted at the annual general meeting, will be elected.

All of the nominees were recommended by the continuing Board members, and the Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Brody Speers and Frans Lotz, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board recommends a vote FOR the election to the Board of each of the following nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES

Class II Directors (terms would expire in 2028)

Peter Antturi Director since 2019 Age 66

Peter Antturi joined the board of Teekay Corporation Ltd. in 2019, and has also served on the board of Teekay Tankers Ltd. since 2021. He serves as a member of Teekay Corporation Ltd.’s Nominating, Governance and Compensation Committee. Mr. Antturi brings over 30 years of financial and operational experience in the shipping industry to this role. Additionally, Mr. Antturi serves as an executive officer and director of Teekay Corporation Ltd.’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller.

Poul Karlshoej Director since 2024 Age 43

Poul Karlshoej joined the boards of Teekay Corporation Ltd. and Teekay Tankers Ltd. in December 2024, and he serves as a member of the Nominating, Governance and Compensation Committee of each board. He previously served as a board observer on the Teekay Corporation Ltd. board and the Teekay Tankers Ltd. board since 2019 and 2021, respectively. Prior to these roles, he served in various business development, commercial management and chartering roles within the Teekay Group in its offshore and tanker segments. Mr. Karlshoej joined Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio, in 2018, and serves on its Investment Committee. In addition, Mr. Karlshoej is involved in a number of commercial ventures in real estate development and agriculture, both as an owner and investor. Mr. Karlshoej holds a degree in Agriculture Business from Colorado State University.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Class III Directors (terms expire in 2026)

Rudolph Krediet Director since 2017 Age 47

Rudolph Krediet joined the board of Teekay Corporation Ltd. in 2017 and serves as the Chair of its Nominating, Governance and Compensation Committee. He has also served on the board of Teekay Tankers Ltd. since December 2024. Mr. Krediet brings over 20 years of experience as a financial investment professional to these roles. Additionally, since 2013, Mr. Krediet has served as a partner at Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio. Prior to that, Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI), from 2010 to 2013, and as Vice President from 2006 to 2009. Prior to that, he acted as Vice President at CPM Roskamp Champion, a global leader in the design and manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet holds an MBA from the Darden Graduate School of Business at the University of Virginia.

Heidi Locke Simon Director since 2017 Age 57

Heidi Locke Simon joined the board of Teekay Corporation Ltd. in 2017 and was appointed as its Chair in December 2024. She also joined the board of directors of Teekay Tankers Ltd. and was appointed as its Chair in December 2024. She serves as the Chair of Teekay Corporation Ltd.’s Audit Committee. In addition, she previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2021 to 2022. Ms. Locke Simon brings over 30 years of experience to these roles. She was formerly a partner at Bain & Company and an Investment Banking Analyst at Goldman Sachs. Ms. Locke Simon has served as a director of Compass Diversified Holdings (NYSE: CODI) since July 2023, where she is also a member of the Audit Committee. She has experience as a Board Chair from serving on several private company and non-profit organization boards. Ms. Locke Simon holds an MBA from Harvard Business School and has completed various certifications in governance (including cybersecurity governance).

Class I Directors (terms expire in 2027)

Kenneth Hvid Director since 2019 Age 56

Kenneth Hvid has served as Teekay Corporation Ltd.’s President and Chief Executive Officer since 2017 and joined the board of directors in 2019. He has also served on the board of directors of Teekay Tankers Ltd. since 2017 and was appointed as its President and Chief Executive Officer in August 2024. He previously served as the Chair of Teekay Tankers Ltd.’s board of directors from 2019 to 2024. In addition to these roles, he previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2011 to 2015 and from 2018 to 2022 (including serving as Chair from 2019 to 2022), and as a director of Teekay Offshore GP L.L.C. (now known as Altera Infrastructure GP L.L.C.) from 2011 to 2020. Mr. Hvid joined Teekay Corporation Ltd. in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation Ltd.’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has more than 35 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. Additionally, Mr. Hvid has served on the board of Gard P. & I. (Bermuda) Ltd. since 2007.

Brody Speers Director since 2025 Age 41

Brody Speers was appointed as Chief Financial Officer of Teekay Corporation Ltd. and of Teekay Tankers Ltd. in August 2024. Prior to this appointment, he served in several senior financial positions, including as Vice President, Finance of Teekay Corporation Ltd. since 2018, Treasurer of Teekay Corporation Ltd. since 2022 and as Chief Financial Officer of Teekay Gas Group Ltd., a company that provided services to Teekay LNG Partners L.P. and its affiliates, in 2017 and 2018. Mr. Speers joined the board of directors of Teekay Corporation Ltd. in May 2025. Prior to joining Teekay in 2008, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Teekay’s Board of Directors is submitting for ratification at the 2025 annual general meeting the appointment of KPMG LLP as the Company’s independent auditors for the fiscal year ending December 31, 2025. KPMG LLP has served as the independent registered public accounting firm of the Company since 2011. Notwithstanding the appointment, the Audit Committee of Teekay’s Board of Directors, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interest of Teekay and its shareholders.

All services rendered by the independent auditors are subject to review by the Audit Committee. Please refer to the Report of the Audit Committee of the Board of Directors and the section entitled “Principal Auditor Fees and Services” included elsewhere in this proxy statement for further details.

KPMG LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company and has not had any such interest in the Company during the past three fiscal years.

If you sign and return your proxy or voting instruction card, or vote online or by telephone, but do not give instructions for the voting of the ratification of the appointment of the independent auditors, your shares will be voted “FOR” the independent auditor appointment ratification recommended by the Board. If you wish to give specific instructions for the voting of the ratification of the appointment of the independent auditors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

The appointment of KPMG LLP as the Company’s independent auditors will be ratified by the affirmative vote of a majority of the votes cast at the annual general meeting. If the appointment is not ratified, Teekay’s Audit Committee will reconsider the appointment.

The Board recommends a vote FOR the ratification of the appointment of KPMG LLP as independent auditors of the Company for the fiscal year ending December 31, 2025.

COMMON SHARE OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of December 31, 2024 (except as otherwise noted), of Teekay’s common shares by:

•	each person or entity known by Teekay to beneficially own more than 5% of Teekay’s common shares; and

•	all current Teekay directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and provided to Teekay.

The number of shares beneficially owned by each person, entity, director, or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of March 1, 2025 (60 days after December 31, 2024) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class (4)
Resolute Investments, Ltd. (1) 2nd Floor, Swan Building 26 Victoria Street, Hamilton HM 12, Bermuda	31,936,012	38.0%
Dimensional Fund Advisors LP (2) 6300 Bee Cave Road, Building One, Austin, TX 78746 USA	5,767,594	6.9%

All current directors and executive officers, as a group (6 persons) (3)	2,560,798	3.0%

(1)

Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 14) filed by Resolute and Path with the SEC on February 20, 2025. Resolute’s beneficial ownership was 38.0% on December 31, 2024 and 35.1% on December 31, 2023. For additional information on the relationships between Resolute and certain of our directors, please see the section titled “Item 7 – Major Shareholders and Certain Relationships and Related Party Transactions – Relationships with our Major Shareholder” of our Annual Report on Form 20-F filed with the SEC on March 14, 2025.

(2)

Dimensional Fund Advisors LP had sole investment discretion with respect to 5,556,254 common shares, shared investment discretion with respect to 211,340 common shares, sole voting power with respect to 5,456,956 common shares, shared voting power with respect to 211,340 common shares and no voting power with respect to 99,298 common shares. This information is based on the Form 13F filed with the SEC on February 13, 2025.

(3)

Includes 1,725,925 common shares subject to stock options exercisable as of March 1, 2025 under our equity incentive plans with a weighted-average exercise price of $5.44 that expire between March 5, 2025 and June 7, 2033. Excludes 566,842 common shares subject to stock options that may become exercisable after March 1, 2025 under the plans with a weighted average exercise price of $4.25 that expire between June 30, 2032 and June 7, 2033. Also includes 685,569 restricted stock units that have vested but had not been issued as at March 1, 2025. Excludes shares held by the largest shareholder, Resolute.

(4)	Based on a total of approximately 84.1 million outstanding common shares as of December 31, 2024.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As at December 31, 2024, Resolute owned 38.0% of Teekay’s outstanding common shares. The ultimate controlling person of Resolute is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of Teekay’s directors, Rudolph Krediet, is a partner at Anholt Services (USA), Inc., a wholly-owned subsidiary of Kattegat Limited, the parent company of Resolute. Another director, Poul Karlshoej, is a consultant at Anholt Services (USA), Inc. and serves on its Investment Committee, and is also a shareholder and director of Path. Director Peter Antturi serves as an executive officer and director of Resolute and other Kattegat Limited subsidiaries and affiliates.

All of our directors, other than Brody Speers, also serve as directors of Teekay Tankers, including Heidi Locke Simon as Chair of Teekay Tankers. Our executive officers, Kenneth Hvid and Brody Speers, also serve as the President and Chief Executive Officer and Chief Financial Officer, respectively, of Teekay Tankers.

Until December 31, 2024, the Chief Executive Officer and Chief Financial Officer of Teekay Tankers were employees of Teekay’s subsidiaries, and therefore their compensation (other than any awards under the long-term incentive plan of Teekay Tankers) was paid by Teekay or such other applicable entities. Pursuant to agreements with Teekay, Teekay Tankers agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers in providing services to Teekay Tankers and its subsidiaries. For 2024, 2023 and 2022, these reimbursement obligations totaled approximately $4.1 million, $2.1 million and $1.7 million, respectively. Effective December 31, 2024, the Chief Executive Officer and Chief Financial Officer of Teekay Tankers are employed directly by Teekay Tankers subsidiaries. For more information regarding these and other relationships and related party transactions, please read “Item 7. Major Shareholders and Certain Relationships and Related Party Transactions” of our annual report on Form 20-F filed with the SEC on March 14, 2025.

EXECUTIVE OFFICERS

The following table provides information about the executive officers of Teekay:

Name	Age	Position
Hvid, Kenneth	56	President and Chief Executive Officer

Brody Speers	41	Chief Financial Officer

Kenneth Hvid has served as Teekay Corporation Ltd.’s President and Chief Executive Officer since 2017 and joined the board of directors in 2019. He has also served on the board of directors of Teekay Tankers Ltd. since 2017 and was appointed as its President and Chief Executive Officer in August 2024. He previously served as the Chair of Teekay Tankers Ltd.’s board of directors from 2019 to 2024. In addition to these roles, he previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2011 to 2015 and from 2018 to 2022 (including serving as Chair from 2019 to 2022), and as a director of Teekay Offshore GP L.L.C. (now known as Altera Infrastructure GP L.L.C.) from 2011 to 2020. Mr. Hvid joined Teekay Corporation Ltd. in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation Ltd.’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has more than 35 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. Additionally, Mr. Hvid has served on the board of Gard P. & I. (Bermuda) Ltd. since 2007.

Brody Speers was appointed as Chief Financial Officer of Teekay Corporation Ltd. and of Teekay Tankers Ltd. in August 2024. Prior to this appointment, he served in several senior financial positions, including as Vice President, Finance of Teekay Corporation Ltd. since 2018, Treasurer of Teekay Corporation Ltd. since 2022 and as Chief Financial Officer of Teekay Gas Group Ltd., a company that provided services to Teekay LNG Partners L.P. and its affiliates, in 2017 and 2018. Mr. Speers joined the board of directors of Teekay Corporation Ltd. in May 2025. Prior to joining Teekay in 2008, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2024 and 2023 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees Teekay and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2024 and 2023.

Fees (in thousands of U.S. dollars)	2024	2023
Audit Fees (1)	1,683	1,596
Audit-Related Fees (2)	53	32
Tax Services(3)	—	—

Total	1,736	1,628

(1)

Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or our subsidiaries. Audit fees for 2024 and 2023 include approximately $1,013,000 and $904,000, respectively, of fees paid to KPMG LLP by our subsidiary, Teekay Tankers Ltd., that were approved by the Audit Committee of the Board of Directors of Teekay Tankers Ltd.

(2)	Audit-related fees consisted of employee benefit plan audits and specified audit procedures.
(3)	Nominal tax fees for attestation services for statutory purposes.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2024 and 2023.

In fiscal 2024, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of the Company’s subsidiaries the fees for which represented less than 5% of total audit-related fees for fiscal 2024.

REPORT OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of Teekay’s consolidated financial statements;

•	Teekay’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay’s internal audit function and independent auditors.

The Audit Committee manages Teekay’s relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay for such advice and assistance.

Teekay’s management has primary responsibility for preparing Teekay’s consolidated financial statements and Teekay’s financial reporting process. Teekay’s independent auditors, KPMG LLP, are responsible for expressing an opinion on the conformity of Teekay’s audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2024 with Teekay’s management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as amended or modified.

3.

The Audit Committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

4.

Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to Teekay’s Board of Directors, and the Board has approved, that Teekay’s audited consolidated financial statements be included in Teekay’s Annual Report on Form 20-F for 2024, for filing with the SEC.

The undersigned Chair of the Audit Committee has submitted this Report to the Board.

Heidi Locke Simon, Chair